Exhibit T3A.8(b)

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT CHANGING ONLY THE

REGISTERED OFFICE OR REGISTERED AGENT OF A

LIMITED LIABILITY COMPANY

The limited liability company organized and existing under the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is IP SPECIAL HOLDINGS, LLC.

2. The Registered Office of the limited liability company in the State of Delaware is changed to 9 E. LOOCKERMAN STREET, SUITE 311 (street), in the City of DOVER, Zip Code 19901. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is REGISTERED AGENT SOLUTIONS, INC..

By:	/s/ ELIZABETH LEE
Authorized Person

Name:	ELIZABETH LEE
Print or Type

State of Delaware Secretary of State Division of Corporations Delivered 11:14 AM 01/11/2019 FILED 11:14 AM 01/11/2019 SR 20190211762 - File Number 6992347